FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: October 24, 2006	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret
Chief Financial Officer
This report on Form 6-K is incorporated by reference into Registration Statement No 333-133919 filed with the Securities and Exchange Commission.

Press release
Alcatel reports third quarter 2006 results
Third quarter financial highlights:
•	Revenues up 1.4% yoy at Euro 3,335 million

•	Operating profit* at Euro 258 million, a 7.7% operating margin

•	Net income (group share) at Euro 155 million, EPS at Euro 0.11

•	Net cash position at Euro 722 million
Paris, October 24, 2006 — Alcatel’s (Paris: CGEP.PA and NYSE: ALA) Board of Directors reviewed and approved third quarter 2006 results. Revenues were up by 1.4% at Euro 3,335 million compared with Euro 3,289 million (up 2.7% at constant Euro/USD exchange rate) in the same period last year. The gross margin was 33.6%. Operating profit* amounted to Euro 258 million, a 7.7% operating margin. Net income (group share) for the quarter was registered at Euro 155 million or a diluted EPS of Euro 0.11 per share (USD 0.14 per ADS), (Euro 0.10 per share, excluding capital gains) which compared with a diluted EPS in third quarter 2005 of Euro 0.19 (Euro 0.12 per share, excluding capital gains).

Key Figures	Third Qtr	Third Qtr	Second Qtr
In Euro million except for EPS	2006	2005	2006
Profit & Loss
Revenues	3,335	3,289	3,384
Operating Profit*	258	278	263
Income from operating activities	237	392	243
Net income (group share)	155	266	180
EPS Diluted (in Euro)	0.11	0.19	0.13
EPS Diluted (in Euro) excluding capital gains	0.10	0.12	0.12
E/ADS (in USD)**	0.14	0.24	0.17
Number of shares (billion)	1.38	1.38	1.38

*	Income (loss) from operating activities before restructuring, share-based payments and gain (loss) on disposal of consolidated entities, as disclosed in the consolidated financial statements, is herein referred to as Operating profit

**	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.27 as of September 29, 2006.
Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“The third quarter once again confirmed Alcatel’s leading position in the transformation of networks toward a high bandwidth, full IP architecture providing enhanced triple play services to end users and reducing operating costs for the carriers.
In the wireline sector, this translated into increasing traction for our IP, access, optical and applications solutions in the carrier and enterprise markets where Alcatel’s revenues (excluding the seasonal submarine activity) grew by over 10%. The strong inroads of

Alcatel in the IP routing market were again highlighted by a near doubling of revenues over the same period last year. Likewise, terrestrial optics as well as enterprise applications revenues grew by over 20% and 30% respectively, with Alcatel’s product portfolio clearly outpacing competition.
This strong performance was partially offset by a decline in our wireless revenues, whose annualized growth had averaged 25% in eight successive quarters, and where the evolution toward IP technologies and new video services is still at an early stage. In the emerging countries where the number of 2G greenfield deployment projects is diminishing, we maintained our selective commercial policy, deliberately abstaining from large contracts where risks are high in the medium term. Furthermore, while most customers have indicated their strong support for our strategic moves with Lucent and Nortel, the materialization of our currently active 3G projects will only occur once these transactions are closed. We are continuing our strong focus on investment in next generation technologies such as NGN, IMS, and WiMAX to secure a leading position in future network builds.
We continue to make good progress toward our pending merger with Lucent Technologies and believe we will complete a successful closing before the end of the year. Both the Thales transaction and our acquisition of Nortel’s UMTS radio access business are also on track and we maintain our objective of nearly simultaneous closings before year end. While these strategic moves are currently putting pressure on Alcatel’s organization as well as additional costs in our P&L, we are today more than ever convinced that they will generate value for the company. Our objective will not only be to hold the number one position in wireline, but also to be one of the very few strategic suppliers to Tier 1 wireless players, making us the key player for the fixed, mobile, and enterprise convergence.
As stated last quarter, the structure of the company will significantly change in the coming quarter, therefore we will not be providing company specific guidance at this time.”
*           *           *           *           *           *           *
Third Quarter Business Update:

Segment Breakdown	Third Qtr	Third Qtr	Second Qtr
In Euro million	2006	2005	2006
Revenues
Fixed Communications	1,363	1,282	1,363
Mobile Communications	994	1,092	1,007
Private Communications	1,001	928	1,034
Other & Eliminations	(23)	(13)	(20)
Total	3,335	3,289	3,384
Income from Operations
Fixed Communications	151	121	133
Mobile Communications	64	116	80
Private Communications	50	64	51
Other & Eliminations	(7)	(23)	(1)
Total	258	278	263

Note: The following comments are based on year on year comparisons.
Fixed communications
Third quarter revenue increased by 6.3% to Euro 1,363 million compared with Euro 1,282 million in the same period last year. The IP network transformation continued to drive revenues and a strong performance was registered in the access, IP carrier data, and the terrestrial optical businesses. The positive momentum in triple play continued to significantly influence customers’ investment decisions, highlighted by new wins in Western Europe during the quarter. The access business registered strong performance with 5.8 million lines delivered with significant growth in the IP based DSLAM product line. A historical landmark was reached with more than 100 million DSL cumulative lines delivered and with more than 100 customers for the high end IP based DSLAM product. The IP routing activity continued its excellent growth, almost doubling revenues year-over-year, with continued diversification into mobile carriers and emerging markets and new wins announced in Asia and Western Europe. The MS WAN business softened as these networks continued transitioning to Ethernet, but strong performance in ATM-based 3G RAN (Radio Access Network) aggregation, especially with North American mobile carriers, continued to partially offset this decline. The DWDM terrestrial optical business registered a significant increase in revenues due to sustained demand in the metro and long haul sectors driven by bandwidth expansion to support video services. This performance was slightly offset by a decline in submarine revenues against a strong performance last year. Nevertheless, the order pipeline has significantly improved for 2007. The positive momentum continued in the NGN/IMS activity, with a rapidly growing installed base in China and Western Europe. The traditional TDM voice activity continued to decline as expected during the quarter, however, some of this decrease continues to be offset by maintenance/services revenue, which now accounts for a significant portion of the business.
Operating profit amounted to Euro 151 million, representing an 11.1% operating margin with significant contributions coming from the access, IP data and optical businesses.
Mobile communications
Third quarter revenue decreased by 9.0% to Euro 994 million compared with Euro 1,092 million in the same period last year. Revenues slightly declined in the 2G mobile radio business reflecting Alcatel’s commercial selectivity in an aggressive pricing environment. The Chinese market continued to register good growth, even following a strong first half, to meet continued net subscriber growth. In terms of 3G activity which has softened, Alcatel’s acquisition of Nortel’s UMTS radio access activity is expected to result in the materialization of additional business once the transaction is finalized. Trials continued in HSDPA and plans for a commercial launch are well under way. Momentum is building for WiMAX adoption, with a total of fifteen customers todate. The network migration to the NGN/IMS technologies continued to significantly reduce traditional circuit TDM revenues. The take up of NGN/IMS solutions is promising and is positively impacting the mobile solutions business. Alcatel now has the largest worldwide installed base with NGN wireless core technology with more than 60 million lines currently installed, including a commercial UMA launch in North America and significant shipments to China. Strong positioning in real time payment is having a positive impact on revenues with the convergent prepaid and postpaid payment solutions now deployed with a growing number of customers around the world. Positive user experience on Alcatel’s video solutions resulted in market recognition.
Operating profit amounted to Euro 64 million, representing a 6.4% operating margin, reflecting, in part, continuing investments in the NGN/IMS core, 3G, Mobile TV and WiMAX product offering as well as a competitive pricing environment.
Private communications
Third quarter revenue increased by 7.9% to Euro 1,001 million compared with Euro 928 million in the same period last year. Revenue performance was satisfactory across all business divisions with a strong performance in the enterprise and in the rail communication businesses and with good revenues also registered in the satellite business. The enterprise business turned in a solid performance across all product lines, with a strong applications revenue registered. The contact center activity, Genesys, continued to perform very well, in particular in the voice portal business following the two recent acquisitions. The IP telephony activities continued to benefit from a balanced customer mix in small, medium and large businesses. The rail communications grew its revenue as a result of good execution of all contracts, especially the successful opening of a high speed line in Finland and the commissioning of an electronic interlocking system in Germany for the subway segment. New contracts were signed during the quarter, in particular in China for both metro and a new high speed line. The integration and services business registered a soft quarter reflecting less opportunity in the Transport Segment. The space activity grew during the quarter and registered three major new commercial wins in Western Europe.
Operating profit amounted to Euro 50 million, representing a 5.0% operating margin, with a satisfactory performance coming from all businesses.
Alcatel will host an audio web cast at 4:00 p.m. Paris time (3:00 p.m. London and 10:00 a.m. New York), which can be accessed at http://www.alcatel.com/3q2006/ or http://www.alcatel.fr/3q2006.
Third Quarter 2006 results
Consolidated Income Statement:
➢	Revenues: Euro 3,335 million vs. Euro 3,289 million Q3 05 (up 1.4%) and vs. Euro 3,384 million sequentially

➢	Geographical distribution of revenues:

W. Europe:	37%
North America:	16%
Asia:	18%
RoW:	29%
➢	Gross margin: 33.6% (34.6% for Q3 05)

➢	Selling, general and administration (“SG&A”) costs: Euro (505) million (15.1% of sales)

➢	Research and development (“R&D”) expenses: Euro (357) million (10.7% of sales)

➢	Operating profit: Euro 258 million, an 7.7% operating margin

➢	Income from operating activities: Euro 237 million and included
o	Share-based payment at Euro (17) million

o	Restructuring costs at Euro (19) million

o	Gain/(loss) on disposal of consolidated entities at Euro 15 million
➢	Income (loss) before tax and discontinued operations: Euro 179 million and included :
o	Net financial costs of Euro (64) million

o	Share of equity affiliates at Euro 6 million
➢	Income (loss) from continuing operations: Euro 166 million and included:
o	Income tax expense of Euro (13) million
➢	Net Income (Group share): Euro 155 million

➢	Diluted EPS: Euro 0.11 (USD 0.14 per ADS) based on an average of 1.38 billion shares
BALANCE SHEET ITEMS:
➢	Operating working capital: Euro 1,208 million, 8.7% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 4,143 million

➢	Net Cash: Euro 722 million
Upcoming Events/Announcements

February 2007	Fourth quarter and full year 2006 Earnings Announcement
April 2007	First quarter 2007 Earnings Announcement

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel : + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Stéphane Lapeyrade	Tel.: +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com
Safe Harbor“ statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to benefits that will result from strategic partnerships, acquisitions and divestitures, and in particular the operations contemplated with Lucent, Thales and Nortel. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; the timing of closing and expected benefits from the operations contemplated with Lucent and Thales; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.